FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

    Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

Securities Exchange Act of 1934

For the month of March 2006

ABBEY NATIONAL PLC
(Translation of registrant's name into English)

Abbey National House, 2 Triton Square, Regent's Place
London NW1 3AN, England
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

 Yes . . . . . . . No . . .X. . . .

Abbey National plc - Preliminary Announcement

Year Ended 31 December 2005

On 8 February 2006, Abbey National plc ("Abbey") issued a statement summarising the results for the year ended 31 December 2005. That statement was unaudited and did not comprise a preliminary results announcement. It contained a proforma income statement, as well as narrative on business trends and new business.

This statement is a follow-up to the original results announcement and comprises Abbey's preliminary results announcement. It contains audited primary financial statements, including a statutory income statement, balance sheet and cash flow statement. For further details of business trends it should be read in conjunction with the Trading Statement issued on 8 February 2006.

Whilst the financial information included in this preliminary announcement has been computed in accordance with International Financial Reporting Standards (IFRS), this announcement does not itself contain sufficient information to comply with IFRS. The Company expects to publish full financial statements that comply with IFRS imminently.

Summarised consolidated statutory income statement and selected ratios

	31 December 2005 £m	31 December 2004 £m
Net interest income	1,207	1,463
Non-interest income	1,533	1,382
Total operating income	2,740	2,845
Administrative expenses	(1,724)	(2,221)
Depreciation and amortisation	(199)	(547)
Provision for bad and doubtful debts	(218)	55
Provisions for other liabilities and charges	(3)	(233)
Amounts written off fixed asset investments	-	80
Profit/(loss) on ordinary activities before tax	596	(21)
Tax on profit/(loss) on ordinary activities	(176)	(33)
Profit/(loss) on ordinary activities after tax	420	(54)

Tier 1 capital ratio	10.0%	10.4%
Equity Tier 1 capital ratio	6.6%	7.0%
Closing risk weighted assets (£m)	55,972	56,171

2005 compared to 2004

Total profit before tax of £596m compared to a loss of £21m in 2004 marks a significant improvement on 2004. Material movements by line include:

  net interest income of £1,207m (2004: £1,463m) fell due to a reduction of £99m in Portfolio Business Unit reflecting lower level of interest earning asset, the non-recurrence of £50m of gains relating to the close-out of hedges, and a 6 basis point fall in the retail banking spread;

  non-interest income of £1,533m (2004: £1,382m), up 11% as a result of improved fee performance in relation to mortgages, banking and unsecured personal lending. In addition, reduced losses on disposal of Portfolio Business Unit loans and securities contributed positively;

  administrative expenses of £1,724m (2004: £2,221m) were down 22%. Personal Financial Services expenses fell £439m to £1,686m largely reflecting the benefits of the cost reduction programme and higher costs in 2004 associated with the sale of Abbey National plc to Banco Santander Central Hispano, S.A. including costs realised post acquisition. Portfolio Business Unit expenses fell due to the reduced size of operations;

  depreciation and amortisation of £199m (2004: £547m) was down 64%. 2004 included a charge of £147m in connection with an impairment of goodwill in relation to Scottish Provident Limited distribution channels not repeated in 2005 and depreciation on operating lease assets of £123m (2004: £184m), down 33% reflecting the sale of leasing companies in the Portfolio Business Unit through the year;

  a credit provision charge in relation to bad and doubtful debts of £218m (2004: £55m release). The 2004 release included a release of general provisions of £136m together with the release of £60m of provisions relating to Scottish Provident Limited contingent loans. Other movements in the credit provision charge include an increase in mortgage provisions of £12m. The remaining increase relates to unsecured lending, reflecting some modest credit quality deterioration in line with the industry, together with seasoning of the asset;

  provisions for contingent liabilities and commitments decreased to £3m (2004: £233m). 2004 included a charge of £154m related to endowment misselling. Remediation costs related to misselling of £70m in 2005 were also charged to administrative expenses;

  amounts written off fixed asset investments were nil in 2005 (2004: £80m release). The release reflected the disposal of Portfolio Business Unit assets for amounts in excess of their written down value.

Consolidated Income Statement

For the years ended 31 December 2005 and 2004

	2005 £m	2004 £m
Interest and similar income	5,457	5,637
Interest expense and similar charges	(4,250)	(4,174)
Net interest income	1,207	1,463
Fee and commission income	759	653
Fee and commission expense	(107)	(115)
Net fee and commission income	652	538
Dividend income	1	1
Net earned life assurance premiums	1,224	750
Net trading income	3,124	846
Other operating income	215	341
Total operating income	6,423	3,939
Net life assurance claims incurred and movement in policyholder liabilities	(3,683)	(1,094)
Total income net of insurance claims	2,740	2,845
Administration expenses	(1,724)	(2,221)
Depreciation and amortisation	(199)	(547)
Total operating expenses	(1,923)	(2,768)
Impairment losses on loans and advances	(218)	55
Impairment recoveries / (losses) on fixed asset investments	-	80
Provisions for other liabilities and charges	(3)	(233)
Operating profit/(loss)	596	(21)
Share of profit of associates	-	-
Profit/(loss) before tax	596	(21)
Taxation expense	(176)	(33)
Profit/(loss) for the year	420	(54)

Attributable to:
Equity holders of the company	420	(54)
Minority interest	-	-

Consolidated Balance Sheet

As at 31 December 2005 and 2004

	2005 £m	2004 £m
Assets
Cash and balances at central banks	991	454
Trading assets	58,231	-
Derivative financial instruments	11,855	2,377
Financial assets designated at fair value	30,597	-
Loans and advances to banks	444	11,751
Loans and advances to customers	95,467	109,416
Debt securities	-	37,010
Equity securities and other variable yield securities	-	10,792
Available for sale securities	13	-
Investment in associated undertakings	24	25
Intangible assets	171	175
Value of in force business	1,721	1,844
Property, plant and equipment	314	262
Operating lease assets	2,172	2,275
Investment property	-	1,228
Current tax assets	235	242
Deferred tax assets	796	501
Other assets	4,003	6,381
Total assets	207,034	184,733

Deposits by banks	5,617	18,412
Customer accounts	65,889	78,660
Derivative financial instruments	11,264	3,665
Trading liabilities	52,664	-
Financial liabilities designated at fair value	7,948	-
Debt securities in issue	21,276	37,067
Other borrowed funds	2,244	722
Subordinated liabilities	6,205	5,484
Insurance and reinsurance liabilities	21,501	24,923
Macro hedge of interest rate risk	13	-
Other liabilities	3,190	8,844
Investment contract liabilities	3,306	-
Other provisions	253	302
Current tax liabilities	288	161
Deferred tax liabilities	886	1,064
Retirement benefit obligations	1,380	1,197
Minority interests - non-equity	-	512
Total liabilities	203,924	181,013

Share capital	148	473
Share premium account	1,857	2,164
Retained earnings	1,105	1,083
Total shareholders equity	3,110	3,720
Total liabilities and equity	207,034	184,733

Consolidated Statement of Recognised Income and Expense

For the years ended 31 December 2005 and 2004

	2005 £m	2004 £m

Exchange differences on translation of foreign operations	3	(2)
Actuarial gains and losses on defined benefit pension plans	(154)	(70)
Tax on items taken directly to equity	46	21
Net Income/(loss) recognised directly in equity	(105)	(51)
Profit/(loss) for the period	420	(54)
Total recognised income and expense for the period	315	(105)
Effect of changes in accounting policy
IFRS transition adjustments at 1 January 2005:
Retained earnings	(293)	-
	22	(105)
Attributable to:
Equity holders of the parent	22	(105)
Minority interest	-	-
	22	(105)

Consolidated cash flow statement

For the years ended 31 December 2005 and 2004

	2005 £m	2004 £m
Net cash flow from / (used in) operating activities

Profit before tax	596	(21)
Adjustments for:
Non cash items included in net profit	92	(180)
Change in operating assets	(10,056)	(677)
Change in operating liabilities	4,270	(3,941)
Income taxes paid	(132)	(12)
Net cash flow from / (used in) operating activities	(5,230)	(4,831)

Cash flows from / (used in) investing activities
Disposal of subsidiaries, net of cash disposed	845	3,180
Purchase of tangible and intangible fixed assets	(329)	(155)
Proceeds from tangible and intangible fixed assets	190	240
Proceeds from sale of investment properties	1,332	72
Purchase of non-dealing securities	(2)	(2,237)
Proceeds from sale and redemption of non-dealing securities	-	3,031
Net cash flow from / (used in) investing activities	2,036	4,131

Cash flows from / (used in) financing activities
Issue of ordinary share capital	-	13
Issue of loan capital	554	-
Repayment of loan capital	(458)	(813)
Dividends paid	-	(697)
Net cash flows from / (used in) financing activities	96	(1,497)

Net increase / (decrease) in cash and cash equivalents	(3,098)	(2,197)

Cash and cash equivalents at beginning of the period	11,259	14,089
Effects of exchange rate changes on cash and cash equivalents	80	(633)
Cash and cash equivalents at the end of the period	8,241	11,259

Disclaimer

Abbey National plc ("Abbey") is a wholly owned subsidiary of Banco Santander Central Hispano, S.A. ("Santander") SAN.MC, STD.N Founded in 1857, Santander has over 60 million customers, approximately 10,000 offices and a presence in over 40 countries. It is the largest financial group in Spain and Latin America, and is a major player elsewhere in Europe, including in the United Kingdom (through Abbey) and in Portugal, where it is the 3rd largest banking group. Through Santander Consumer it also operates a leading consumer finance franchise in Germany, Italy, Spain and nine other European countries.

Santander obtained a secondary listing of its ordinary shares on the London Stock Exchange in 2005 and Abbey continues to have its preference shares listed on the London Stock Exchange. Nothing in this press release constitutes or should be construed as constituting a profit forecast.

Abbey and Santander both caution that this press release may contain forward-looking statements. The US Private Securities Litigation Reform Act of 1995 contains a safe harbour for forward-looking statements on which we rely in making such statements in documents filed with the US Securities and Exchange Commission. Such forward looking statements are found in various places throughout this press release. Words such as "believes", "anticipates", "expects", "intends", "aims" and "plans" and similar expressions are intended to identify forward looking statements, but they are not the exclusive means of identifying such statements. Forward looking statements include, without limitation, statements concerning our future business development and economic performance. These forward looking statements are based on management's current expectations, estimates and projections and both Abbey and Santander caution that these statements are not guarantees of future performance. We also caution readers that a number of important factors could cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to, (1) borrower credit quality and general economic conditions; (2) interest rates, foreign exchange rates, bond and equity prices and market factors; (3) operational risks; (4) legislation, regulatory and governmental oversight; (5) strategic decisions regarding organic growth, the competitive environment and potential acquisitions and disposals; (6) claims provisions in insurance business; and (7) our success at managing the risks of the foregoing. The foregoing list of important factors is not exhaustive. When relying on forward-looking statements to make decisions with respect to Abbey or Santander, investors and others should carefully consider the foregoing factors and other uncertainties and events. Such forward-looking statements speak only as of the date on which they are made, and we do not undertake any obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Please refer to the Abbey Annual Report on Form 20-F annually filed with the US Securities and Exchange Commission for a discussion of such factors.

This announcement is not a set of statutory accounts. Statutory accounts will be delivered to the Registrar of Companies. The auditors have issued an unqualified opinion on the statutory accounts. The statutory accounts have been prepared on an IFRS EU basis.

This announcement was approved by the board on 23 March 2006.

Contacts

Israel Santos (Investor Relations) 020 7756 4181

Matt Young (Media Relations) 020 7756 4232

For more information contact: investor@abbey.com.

SIGNATURES

             Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ABBEY NATIONAL PLC
Dated: 24th March 2006	By: /s/ Jason Wright
(Authorized Signatory)